Exhibit A
Pursuant to the instructions in Item 6 of Schedule 13G, the following lists the identity of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.
Wolfswood Partners, LP*

*Entity that beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.
Rule 13d-1(k)(1) Agreement
The undersigned persons, on June 4, 2021, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Class A commons stock of Lux Health Tech Acquisition Corp. as of June 4, 2021.

/s/ Jason Comerchero
Name: Jason Comerchero
Title: Managing Partner